EXHIBIT (a)(1)(vi)

Calculation of Filing Fee Tables

SC TO-I
(Form Type)

FlowStone Opportunity Fund
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$18,895,756	$92.70	$1,751.64
Fees Previously Paid	-		-
Total Transaction Valuation	$18,895,756
Total Fees Due for Filing			$1,751.64
Total Fees Previously Paid			-
Total Fee Offsets			-
Net Fee Due			$1,751.64